Exhibit 99.1

Media Release

February 23, 2022

TELUS announces pricing of US Sustainability-Linked Bond offering

US$900 million long 10-year notes with 3.400% interest rate, subject to a possible interest rate step-up

Vancouver, B.C. – TELUS announced today it has priced an offering of US$900 million of senior unsecured Sustainability-Linked notes with a long 10-year maturity. The notes are offered through a syndicate of underwriters led by J.P Morgan Securities LLC, TD Securities (USA) LLC, and Wells Fargo Securities, LLC. Closing of the offering is expected to occur on or about February 28, 2022.

The 3.400% Sustainability-Linked notes were priced at US$99.713 per US$100 principal amount for an effective yield of 3.434% per annum until maturity, subject to a possible interest rate step-up, and will mature on May 13, 2032.

The net proceeds of this offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and for other general corporate purposes.

The notes are “Sustainability-Linked Bonds” issued pursuant to TELUS’ Sustainability-Linked Bond Framework announced on June 14, 2021, as it may be amended, restated and/or replaced from time to time (the “Framework”) and will be TELUS’ second bond offering under the Framework. As part of the Framework, TELUS has committed to reducing its absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions by 46% from 2019 levels by 2030. Should TELUS fail to achieve this target (the “Sustainability Performance Target”) by December 31, 2030, the interest payable on the notes will increase by 1.00% per annum, as will be further detailed in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated May 25, 2021 with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The interest payable on the notes may also increase in certain circumstances if TELUS fails to meet additional sustainability and/or environmental, social or governance (“ESG”) targets as provided for in a future “Sustainability-Linked Bond” (a “Future SLB”) issued by the Company pursuant to the Framework. The interest rate on the notes, however, can in no event exceed the initial rate of 3.40% by more than 1.50% per annum in the aggregate, whether as a result of the failure to achieve the Sustainability Performance Target and/or any targets under one or more Future SLBs. The notes are not being offered in Canada or to any resident of Canada except in transactions exempt from the prospectus requirements of applicable Canadian securities laws.

This bond offering supports TELUS’ commitment to environmental sustainability by linking financing to the achievement of ambitious ESG targets. The target set out in the Framework was approved by the Science Based Targets initiative (“SBTi”), further demonstrating TELUS’ global sustainability leadership and support of the world’s fight against climate change. The Sustainability Performance Target is consistent with reductions required to limit warming to below 1.5°C and, at the time of publication of the Framework, is considered the most ambitious designation available through the SBTi process.

TELUS will report annually on its performance against the Sustainability Performance Target and will also obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report. TELUS’ performance as well as the limited assurance report will be included in its annual Sustainability Report, or other similar report(s) as the case may be, and will be available on TELUS’ website.

Sustainalytics, a leading independent ESG research, ratings and analytics firm, issued a Second Party Opinion in June 2021 confirming that the Framework aligns with the International Capital Market Association's Sustainability-Linked Bond Principles, 2020.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the notes when filed with the US Securities and Exchange Commission may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or will be, available electronically on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering, the intended use of the net proceeds of the offering, the Framework, including TELUS’ commitment to reduce its absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030, the increase in the interest rate per annum of the notes if TELUS fails to reach the Sustainability Performance Target by the required date, the increase in the interest rate per annum of the notes if TELUS fails to reach additional ESG targets as provided for in a Future SLB(s), TELUS’ commitments to report annually on its performance against its Sustainability Performance Target, to obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report and to include such performance and such limited assurance report in TELUS’ annual Sustainability Report or other similar reports and make them available on TELUS’ website. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including: risks associated with capital and debt markets; TELUS’ ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; TELUS’ ability to identify and make suitable investments in renewable energy including in the form of Power Purchase Agreements; TELUS’ ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in its operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving TELUS’ goals to reduce its GHG emission targets by 2030. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2021 annual management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty.  The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content management, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media, ecommerce and FinTech, healthcare, and travel and hospitality. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com and follow us on Twitter (@TELUSnews) and on Instagram (@Darren_Entwistle).

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com